UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 5, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Salix Pharmaceuticals, Inc.
File No. 0-23265 - CF#26822

Salix Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 10, 2011.

Based on representations by Salix Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.80	through May 11, 2014
Exhibit 10.81	through February 3, 2021
Exhibit 10.82	through May 11, 2021
Exhibit 10.29.1	through July 31, 2018
Exhibit 10.68.1	through March 31, 2021
Exhibit 10.83	through May 11, 2014
Exhibit 10.84	through May 11, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jennifer Riegel
Special Counsel